SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: August 19, 2008

Exhibit 99.1

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Terry Wang, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: + (1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Announces Second Quarter 2008 Results

Changzhou, China – August 18, 2008 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced its financial results for the second quarter 2008.

Second Quarter 2008 Financial Highlights

•	Solar module shipments were 47.57 MW, up 134.0% from 20.33 MW in the second quarter of 2007 and 61.3% from 29.49 MW in the first quarter of 2008

•	Total net revenues increased to $204.2 million, up 171.1% year-over-year and 69.2% sequentially

•	Gross margin was 23.2%, compared to 18.9% in the second quarter of 2007 and 25.8% in the first quarter of 2008

•	Operating margin was 14.3%, compared to 10.7% in the second quarter of 2007 and 16.7% in the first quarter of 2008

•	Net income was $17.1 million, compared to $7.4 million in the second quarter of 2007 and $12.9 million in the first quarter of 2008

•	Net income includes a foreign currency exchange loss of $6.1 million, and includes a one-time loss of $2.0 million associated with the discontinuance of the Lianyungang polysilicon project

•

The effect of the second quarter foreign currency exchange losses and the one-time loss due to the Lianyungang project discontinuance, net of tax effect, were approximately $0.24 and $0.08, respectively, per fully diluted ADS

•	Earnings per fully-diluted ADS was $0.68

“We are very pleased with our overall performance in the second quarter,” said Jifan Gao, Trina Solar’s Chairman and CEO. “Over the last three reporting quarters we have either met or exceeded our aggressive goals for output, revenues, and operating margin. In the second quarter we continued to demonstrate the strength of our fully integrated business model as well as our ability to efficiently expand our manufacturing capacity, technology platform, and brand awareness as we penetrate new emerging solar markets. We are also pleased with the outcome of our recent convertible bond offering, which can provide funding for our remaining 2008 capacity expansion requirements, in addition to our long-term debt facilities under examination.”

Second Quarter 2008 and Recent Business Highlights

•	Expanded capacity to approximately 250 MW for each of ingot, wafer, cell and module production as of June 30, 2008

•	Announced long-term polysilicon supply contracts with GCL Silicon Technologies, Silfab S.p.A. and Qingdao DTK. Initial contract deliveries were received from GCL Silicon Technologies

•	Launched commercial production of cell production lines 9 and 10, which feature automation and in-line processing

•	Enhanced the Company’s brand recognition and market share by further developing sales channels in developing solar markets, including Belgium, France, South Korea, Australia and the Netherlands

•	Announced sales agreements with GreenergyCapital, Enerpoint, and Enel in Italy, and a sales and marketing collaboration agreement with Spanish Premier League Football Club RCD Espanyol

•	Completed an offering of $138 million of Senior Convertible Notes due 2013 in July 2008

Second Quarter 2008 Results

Net Revenues

Trina Solar’s net revenues in the second quarter of 2008 were $204.2 million, an increase of 69.2% sequentially and 171.1% year-over-year. Total shipments in the second quarter of 2008 increased to 47.57 MW, up from 29.49 MW in the first quarter of 2008 and 20.33 MW in the second quarter of 2007. Average sales price (“ASP”) was $4.03 in the second quarter of 2008, compared to $3.95 in the first quarter of 2008 and $3.70 in the second quarter of 2007.

Gross Profit and Margin

Gross profit in the second quarter of 2008 was $47.4 million, an increase of 52.4% sequentially and 233.3% year-over-year. Gross margin was 23.2% in the second quarter of 2008, a decrease from 25.8% in the first quarter of 2008 and an increase from 18.9% in the second quarter of 2007. The sequential decrease in gross margin was predominantly due to higher cost of silicon raw materials while the year-over-year increase was primarily due to higher module ASP and cost efficiencies from an increased degree of vertical integration, including in-house cell production.

Operating Expense, Income and Margin

Operating expenses in the second quarter of 2008 were $18.2 million, or 8.9% of net revenues, representing the third straight quarterly improvement as a net revenue percentage. Operating expenses in the second quarter of 2008 included approximately $1.0 million of share-based compensation expenses and a one-time loss of $2.0 million associated with the discontinuance of the Lianyungang polysilicon project.

Operating income in the second quarter of 2008 was $29.1 million, an increase of 44.2% sequentially and 260.2% year-over-year.

Operating margin, including the one-time loss of $2.0 million, was 14.3% in the second quarter of 2008, compared to 16.7% in the first quarter of 2008 and 10.7% in the second quarter of 2007. The sequential decline was due to lower gross margin related to the higher cost of silicon raw materials while the year-over-year increase was due to greater degree of vertical integration.

Net Interest Expense

Net Interest expense in the second quarter of 2008 was $5.1 million, compared to $2.2 million in the first quarter of 2008 and $1.1 million in the second quarter of 2007. The sequential and year-over-year increases were primarily due to additional bank borrowings to expand our manufacturing capacity.

Foreign Currency Exchange Loss

Foreign currency exchange loss was $6.1 million in the second quarter of 2008. This was primarily due to the appreciation of the Renminbi against the U.S. dollar which resulted in a loss upon the remeasurement at the end of the quarter of short term borrowings partially offset by a gain from remeasurement of raw material prepayments.

Net Income and EPS

Net income was $17.1 million in the second quarter of 2008, compared to $12.9 million in the first quarter of 2008 and $7.4 million a year ago. Net Income of $17.1 million includes the one-time loss of $2.0 million associated with the discontinuance of the Lianyungang polysilicon project announced in April 2008. Net Income also includes a foreign currency exchange loss of $6.1 million.

Net margin was 8.4% in the second quarter of 2008, compared to 10.7% in the first quarter of 2008 and 9.8% in the second quarter of 2007. The effect of the second quarter foreign currency exchange losses and the one-time loss due to the Lianyungang project discontinuance, net of tax effect, were approximately $0.24 and $0.08, respectively, per fully diluted ADS.

Subsequent Events

On July 24, 2008, Trina Solar completed an offering of $138 million of Senior Convertible Notes due 2013. Trina Solar intends to use the net proceeds of the notes offering for the expansion of manufacturing lines for the production of silicon ingots, wafers, solar cells and solar modules, the purchase of raw materials, research and development and other general corporate purposes. The cash and cash equivalents balance under “Financial Condition” does not reflect the net proceeds from the above offering.

Financial Condition

As of June 30, 2008, the Company had $59.5 million in cash and cash equivalents, which excludes the Company’s restricted cash balance of $125.6 million. The restricted cash comprises deposits pledged to banks to secure bank borrowings and letter of credit facilities.

Business Operations Outlook

Diversified Customer Base

The Company has contracted 90% of its targeted module production for the second half of 2008, or approximately 95% of its 2008 targeted module production. The Company continues to diversify its geographic sales distribution through increased brand recognition both within and outside the primary European PV markets, as reflected by sales agreements with Pirelli-Solar Utility, Enerpoint, and Enel in Italy, and Giordano and Solargie in France. The Company recently commenced shipments to Worldwide Energy in the United States, Wirsol and Solarmark in Germany, and entered into a sales and marketing collaboration agreement with Spanish Premier League Football Club RCD Espanyol. The Company currently has sales in twelve countries, including the Czech Republic, South Korea, Mongolia, China, and Australia.

Margin Expansion

Based on anticipated lower polysilicon feedstock cost secured through long-term supply contracts, the Company expects that its 2009 gross margins should increase from that in the second quarter of 2008, despite an anticipated decline in module average selling prices. Improved cell efficiencies and lower manufacturing costs are also expected to contribute to the Company’s gross margin improvements in 2009.

Secured Silicon Feedstock

The Company has now secured approximately 95% of its estimated silicon feedstock requirements for 2008.

Third Quarter and Fiscal Year 2008 Guidance

For the third quarter of 2008, the Company expects to ship between 62 MW and 66 MW of PV modules and has expectations of total net revenues in the range of $250 million to $265 million. The Company believes gross margin for the second quarter will likely be between 23% and 25% and estimates operating margin to range between 15% and 17% of total net revenues.

For the full year of 2008, the Company revises its projections upwards as follows:

Total net revenues to be in the range of $850 million to $900 million, compared to previous guidance of $770 million to $808 million.

Total PV module shipments between 210 MW to 220 MW, compared to previous guidance of 200 MW to 210 MW.

The Company believes gross margin to be in the range of 23% and 25% for the year and estimates operating margin will likely be in the range of 15% to 17% of total net revenues. The gross margin and operating margin estimates remain unchanged from previous guidance.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on August 18, 2008, to discuss the results for the quarter ended June 30, 2008. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Sean Tzou, Chief Operating Officer, Andy Klump, Vice President of Business Development, and Thomas Young, Director of Investor Relations. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 5876-9379.

If you are unable to participate in the call at this time, a replay will be available on August 18 at 11:00 a.m. ET, through August 25, at 11:59 p.m. ET. To access the replay, dial 1 (800) 642-1687, international callers should dial +1 (706) 645-9291, and enter the conference ID 5876-9379.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited

Consolidated Statement of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	June 30, 2008	March 31, 2008	June 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Net revenues	$204,169	$120,671	$75,305
Cost of revenues	156,796	89,595	61,090

Gross profit	47,373	31,076	14,215

Operating expenses
Selling expenses	5,216	2,958	2,335
General and administrative expenses	9,523	7,165	3,354
Research and development expenses	1,510	749	439
Polysilicon project discontinuance	1,998	—	—

Total operating expenses	18,247	10,872	6,128

Operating income	29,126	20,204	8,087
Exchange loss	(6,129)	(4,001)	—
Interest expenses	(5,688)	(3,473)	(1,632)
Interest income	551	1,240	563
Gain (loss) on change in fair value of derivative	—	—	170
Other income (expenses)	(132)	(25)	138

Income before income taxes	17,728	13,945	7,326
Income tax (expenses) benefit	(627)	(1,072)	55

Net income from continuing operations	17,101	12,873	7,381
Net income from discontinued operations	—	—	(13)

Net income	$17,101	$12,873	$7,368

Earnings per ordinary share from continuing operations
Basic	0.01	0.01	0.00
Diluted	0.01	0.01	0.00
Earnings per ADS from continuing operations
Basic	0.68	0.52	0.33
Diluted	0.68	0.51	0.32
Earnings per ordinary share
Basic	0.01	0.01	0.00
Diluted	0.01	0.01	0.00
Earnings per ADS
Basic	0.68	0.52	0.33
Diluted	0.68	0.51	0.32
Weighted average ordinary shares outstanding
Basic	2,497,272,972	2,497,258,784	2,246,839,501
Diluted	2,519,410,937	2,512,896,880	2,287,462,645
Weighted average ADS outstanding
Basic	24,972,730	24,972,588	22,468,395
Diluted	25,194,109	25,128,969	22,874,626

Trina Solar Limited

Consolidated Balance Sheet

(US dollars in thousands)

	30-Jun-08 2008	December 31, 2007
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$59,529	$59,696
Restricted cash	125,613	103,375
Inventories	118,107	58,548
Accounts receivable, net	87,992	72,323
Other receivables	10,691	3,063
Advances to suppliers	58,557	42,953
Amount due from related parties	4,159	614
Value-added tax recoverable	5,980	1,417
Deferred tax assets	469	380
Current assets of discontinued operations	—	33

Total current assets	471,097	342,402
Property, plant and equipment	293,978	197,124
Intangible assets, net	7,031	5,462
Advances to suppliers—long-term	89,885	53,737
Foreign currency embedded derivative	854	854
Deferred tax assets	1,895	1,095

TOTAL ASSETS	$864,740	$600,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$351,280	$163,563
Accounts payable	55,737	42,691
Accrued expenses	14,312	10,255
Advances from customers	14,188	2,371
Income tax payable	3,460	1,406
Current liabilities to be disposed	—	199

Total current liabilities	438,977	220,485
Long-term bank borrowings	14,579	8,214
Long-term advances from customers	2,340
Accrued warranty costs	7,915	4,486
Long-term payables	955	—

Total liabilities	464,766	233,185

Ordinary shares	26	26
Additional paid-in capital	307,190	304,878
Retained earnings	81,326	51,352
Other comprehensive income	11,432	11,233

Total shareholders’ equity	399,974	367,489

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$864,740	$600,674